November 9, 2006

Ms. Jill S. Davis
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Frontier Oil Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 1, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
Filed May 4, 2006 and August 7, 2006
File No. 1-7627

Dear Ms. Davis:

Set forth below are the responses of Frontier Oil Corporation, a Wyoming corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 27, 2006, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Qs for the fiscal quarters ended March 31, 2006 and June 30, 2006 (File No. 1-7627) (collectively, the “Filings”). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

The Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

Michael C. Jennings
Executive Vice President— Chief Financial Officer
Title

cc:  Troy Reisner (Deloitte & Touche LLP)
 Robert V. Jewell (Andrews Kurth LLP)

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity

1.   We have reviewed your response to prior comment number one and are not in a position to agree with your conclusions. Please contact us at your earliest convenience to discuss this matter.

Response:

Based on our review of the available guidance, we believe that our presentation was appropriate.

However, to provide further clarity, we propose to show the effect of the 2005 stock split as well as our 2006 stock split retroactively in the Statement of Changes in Shareholders’ Equity in our Form 10-K for the fiscal year ended December 31, 2006.

Asset Retirement Obligation

2.   We note your response to prior comment five indicating you considered the refineries and pipeline assets as a whole. Please tell us how you applied paragraph A15 of SFAS 143. Additionally, please tell us whether you have historically conducted regularly planned or schedule maintenance activities including the removal of asbestos. Compare and contrast how you determined the settlement dates in estimating the fair value of the legal disposal obligations prior and subsequent to the adoption of FIN 47.

Response:

Both refineries that we own were built by prior owners and have been in operation for many years. With regular maintenance, we anticipate the continued operation of these plants for many more years and have therefore determined the useful life of the long-lived assets to be indeterminable. Each of these refineries was originally built when asbestos was commonly used as insulation for buildings, piping, etc. Because we are not legally required to identify and remove all asbestos, no such project has been undertaken. It would likely be cost prohibitive to attempt to identify all potential areas containing asbestos within our refineries. Unlike the bricks in the example in paragraph A15 of SFAS 143, the asbestos neither wears out nor is it required to be replaced unless it is disturbed or removed, in which case it is then required to be abated (stabilized or removed). Thus, we do not believe that paragraph 15 of SFAS 143 is applicable to our situation.

Occasionally asbestos is encountered and disturbed at our refineries and/or removed in conjunction with normal operations, regularly scheduled maintenance and other capital-related activities. The removal of asbestos meets the definition of a conditional ARO under FIN 47, as we have a legal obligation to remediate when asbestos is disturbed and removed. We believe that the disposal of the asbestos is itself an asset retirement although the asset associated with the asbestos remains in service.

Prior to FIN 47, we determined the useful life of the long-lived assets to be indeterminable, thus were unable to determine a settlement date. Typically asbestos abatement cannot be and is not specifically scheduled. We do, however, have some records of historical asbestos abatement expenditures, which we have utilized in estimating future asbestos abatement costs. We have recorded an asset retirement obligation under SFAS 143 for such anticipated asbestos removal and disposal activities, assuming they were a component retirement further clarified in FIN 47. This asset retirement obligation has been established for general asbestos removal and disposal at both refineries, assuming settlement dates each year for the next 20 years. There is not a pre-determined settlement date for asbestos abatement, therefore management evaluated a range of settlement dates and determined the obligations would not have been materially different within the settlement date ranges. Management has used 20 years starting in 2006 for the general asbestos retirement obligation as a reasonable future timeframe for continued abatement activities, and will periodically adjust the timeframe based on future experience. In addition to the general asbestos removal, asbestos removal obligations related to specific, anticipated capital projects have been identified with settlement dates based on the anticipated timeline for those projects.